SO
3/5/02



SECURITIES AND EXCHANGE COMMISSION

02006281

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RECEIVED MAR 0 1 2002

| SEC FILE NUMBER |
| --- |
| 8- 26088 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APS FINANCIAL CORPORATION

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 S. Capital of Texas Hwy Suite B220
(No. and Street)

Austin (City) Texas (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Conwill 512-314-4395
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — *if individual, state last, first, middle name*)

111 Congress Avenue Suite 1100 (Address) Austin (City) TX (State) 78701 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*





BB 3/21

## OATH OR AFFIRMATION

I, John Lindquist, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APS Financial Corporation, as of December 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



NANCY M. NELSON
Notary Public, State of Texas
My Commission Expires
AUGUST 1, 2003


Nancy M. Nelson
Notary Public

Signature

Treasurer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**APS FINANCIAL CORPORATION**

(A Wholly Owned Subsidiary of APS Investment Services, Inc.)

## Table of Contents



111 Congress Avenue
Suite 1100
Austin, TX 78701

Telephone 512 320 5200
Fax 512 320 5100

## Independent Auditors' Report

The Board of Directors
APS Financial Corporation:

We have audited the financial statements of APS Financial Corporation (a wholly owned subsidiary of APS Investment Services, Inc.) as listed in the accompanying index under "Financial Statements" that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of APS Financial Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of APS Financial Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 2, 2002

**APS FINANCIAL CORPORATION**
(A Wholly Owned Subsidiary of APS Investment Services, Inc.)

Statement of Financial Condition

December 31, 2001

| **Assets** | | |
|---|---|---|
| Cash and cash equivalents | $ | 2,511,765 |
| Deposit with clearing organization | | 498,943 |
| Receivables from clearing organization | | 76,374 |
| Receivables from employees | | 101,543 |
| Receivables from parent company and affiliate | | 23,190 |
| Other receivables | | 2,838 |
| | | 3,214,653 |
| Securities owned, at fair value: | | |
| Equity securities | | 147,439 |
| Deferred tax asset, net | | 39,189 |
| Furniture and equipment, net of accumulated depreciation of $508,861 | | 67,537 |
| Other assets | | 145,075 |
| Total assets | $ | 3,613,893 |

| **Liabilities and Stockholder's Equity** | | |
|---|---|---|
| Investments sold, not yet purchased, at market value | $ | 68,710 |
| Payables to clearing organization | | 185,408 |
| Payables to parent company | | 541,757 |
| Accrued bonuses | | 850,441 |
| Accrued expenses and other liabilities | | 723,807 |
| Total liabilities | | 2,370,123 |
| Commitments and contingencies | | — |
| Stockholder's equity: | | |
| Common stock, 10¢ par value, 50,000 shares authorized, 1,000 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 1,356,550 |
| Retained deficit | | (112,880) |
| Total stockholder's equity | | 1,243,770 |
| | $ | 3,613,893 |

See accompanying notes to financial statements.

**APS FINANCIAL CORPORATION**
(A Wholly Owned Subsidiary of APS Investment Services, Inc.)

Statement of Income

For the Year Ended December 31, 2001

| | | |
|---|---|---|
| Revenue: | | |
| Commissions | $ | 12,692,965 |
| Interest, net of interest expense of $5,260 | | 164,386 |
| Loss from principal security transactions | | (5,957) |
| Total revenue | | 12,851,394 |
| Expenses: | | |
| Commissions and floor brokerage | | 7,170,217 |
| Employee compensation and benefits | | 2,715,290 |
| Service fees | | 130,115 |
| Communications | | 402,559 |
| Occupancy | | 180,408 |
| General and administrative | | 638,070 |
| Total expenses | | 11,236,659 |
| Income before federal income tax expense | | 1,614,735 |
| Federal income tax expense: | | |
| Current | | 535,482 |
| Deferred | | 3,923 |
| Total federal income tax expense | | 539,405 |
| Net income | $ | 1,075,330 |

See accompanying notes to financial statements.

**APS FINANCIAL CORPORATION**

(A Wholly Owned Subsidiary of APS Investment Services, Inc.)

Statement of Stockholder's Equity

For the Year Ended December 31, 2001

| | | Common Stock | Additional Paid-In Capital | Retained (Deficit) | Total |
|---|---|---|---|---|---|
| Balance at December 31, 2000 | $ | 100 | 1,356,550 | (98,210) | 1,258,440 |
| Dividends declared and distributed | | — | — | (1,090,000) | (1,090,000) |
| Net income | | — | — | 1,075,330 | 1,075,330 |
| Balance at December 31, 2001 | $ | 100 | 1,356,550 | (112,880) | 1,243,770 |

See accompanying notes to financial statements.

**APS FINANCIAL CORPORATION**
(A Wholly Owned Subsidiary of APS Investment Services, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2001

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 1,075,330 |
| Adjustments to reconcile net income to net cash from operating activities: | |
| Loss on fixed asset retirements | 587 |
| Deferred tax expense | 3,923 |
| Depreciation expense | 58,169 |
| Increase in deposit with clearing organization | (3,648) |
| Decrease in receivable from employees and other | 14,577 |
| Decrease in securities owned | 82,557 |
| Increase in other assets | (50,199) |
| Decrease in investments sold, not yet purchased | (48,261) |
| Decrease in payable to clearing organization, net | (59,111) |
| Increase in accrued bonuses | 468,202 |
| Increase in accrued expenses and other liabilities | 81,102 |
| Net cash provided by operating activities | 1,623,228 |
| Cash flows from investing activities: | |
| Purchased furniture and equipment | (42,836) |
| Net cash used in investing activities | (42,836) |
| Cash flows from financing activities: | |
| Dividends paid | (1,090,000) |
| Increase in payable to parent company | 227,433 |
| Net cash used in financing activities | (862,567) |
| Net increase in cash and cash equivalents | 717,825 |
| Cash and cash equivalents at beginning of year | 1,793,940 |
| Cash and cash equivalents at end of year | $ 2,511,765 |
| Supplemental disclosures: | |
| Interest paid | $ 5,260 |
| Income tax expense allocation from parent company | $ 345,647 |

See accompanying notes to financial statements.

**APS FINANCIAL CORPORATION**

(A Wholly Owned Subsidiary of APS Investment Services, Inc.)

Notes to Financial Statements

December 31, 2001

## (1) Summary of Significant Accounting Policies

### *(a) General*

APS Financial Corporation (APS Financial) is a wholly owned subsidiary of APS Investment Services, Inc. (APS Investment Services). APS Investment Services is a wholly owned subsidiary of American Physicians Service Group, Inc. (APSG). APS Financial, a fully licensed broker/dealer, provides brokerage and investment services primarily to institutional and high net worth individual clients. APS Financial also provides portfolio accounting, analysis, research, and other services incidental to its security business to insurance companies, banks and mutual funds.

### *(b) Securities Transactions*

Securities transactions and the related commission revenue and expense are recorded on a trade date basis.

APS Financial does not carry or clear customer accounts, and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transaction effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission, and to perform all services customarily incident thereto.

### *(c) Securities Owned*

Long and short positions in securities are reported at fair value. In the absence of any available market quotation, securities held by APS Financial are valued at estimated fair value as determined by management. The difference between cost and market has been included in gains (loss) from principal securities transactions. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

In addition to acting as the placing agent for the private offering of preferred stock for one of its customers during 1999, APS Financial Corporation purchased 10,000 shares of the stock which has been recorded as an equity security with a basis of approximately $42,000 at December 31, 2001.

### *(d) Cash and Cash Equivalents*

Cash and Cash equivalents include cash and highly liquid investments with an original maturity of ninety days or less.

### *(e) Furniture and Equipment*

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets.



(Continued)

*(f) Federal Income Taxes*

APS Financial files a consolidated federal income tax return with APSG. Based on an informal agreement with APSG, APS Financial is allocated taxes at a rate of 34% of pre-tax earnings. Under this agreement, APS Financial is charged with any tax expense or credited with any benefits in the year incurred. Current federal income tax expense of $535,482 and deferred federal income tax expense of $3,923 have been recognized by APS Financial for the year ended December 31, 2001, for financial reporting purposes. A current federal income tax payable of $535,482 is included as an addition to the payable to parent company as of December 31, 2001.

*(g) Repurchase and Resale Agreements*

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2001.

*(h) Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## (2) Receivables From and Payables to Clearing Organization

Amounts receivable from and payable to clearing organization at December 31, 2001, consist of the following:

| | | Receivable | Payable |
|---|---|---|---|
| Securities failed-to-deliver | $ | 68,668 | — |
| Receivable for open transactions | | 7,706 | — |
| Payable for open transactions | | — | 99,665 |
| Other | | — | 85,743 |
| | $ | 76,374 | 185,408 |

## (3) Related Party Transactions

Beginning January 1, 1997, APSG provides certain operating services to APS Financial at no charge. In addition, APS Financial reimburses APSG for its pro rata share of income tax benefits or expenses. The net balance due to APSG as a result of the aforementioned transactions and the allocation of the Federal income tax expense of $535,482 was $541,757 at December 31, 2001.

APS Financial leased office space from APS Realty (another subsidiary of APSG) during 2001. Total rent expense paid to APS Realty under this lease totaled approximately $113,000 in 2001.



(Continued)

APS Financial has made advances to certain employees which have an outstanding balance of $101,543, net of estimated allowance for uncollectibility of $0 at December 31, 2001. These employee advances are related to 2001 incentive compensation which is scheduled to be paid during the first quarter of 2002. These employee advances bear no interest.

APS Financial advanced funds during 2001 for certain operating expenses to APS Asset Management, Inc. (another subsidiary of APS Investment Services), which was formed during 1998. For the year ended December 31, 2001, amounts advanced to APS Asset Management, Inc. were approximately $151,000. As of December 31, 2001, $23,190 of these advances are still outstanding and are reflected as receivable from affiliate in the accompanying statement of financial condition.

As of December 31, 2001, APS Financial recorded expense of $72,000 for a consulting fee to a member of its Board of Directors.

## (4) Net Capital Requirements

APS Financial, as a registered fully licensed broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, APS Financial is required to maintain a minimum "net capital" to satisfy Rule 15c3-1. At December 31, 2001, the minimum "net capital" requirement for APS Financial was $145,645. "Net capital" at December 31, 2001 was $711,918. The ratio of aggregate indebtedness to net capital was 3.07 to 1 as of December 31, 2001.

## (5) Leases

APS Financial maintains several noncancelable operating leases, primarily for office rental. These leases generally contain renewal options for varying periods. Rental expense for operating leases during 2001 was approximately $429,000, including the amounts paid to APS Realty referred in note 3. Future minimum lease payments under the noncancelable operating leases as of December 31, 2001 are:

| Year ending December 31, | | |
|---|---|---|
| 2002 | $ | 409,629 |
| 2003 | | 307,882 |
| 2004 | | 257,167 |
| 2005 | | 241,746 |
| 2006 | | 154,092 |
| Total | $ | 1,370,516 |



(Continued)

**(6) Contingencies**

APS Financial is involved in various claims and legal actions that have arisen in the ordinary course of business. Management believes that any liabilities arising from these actions will not have significant adverse effect on the financial condition of the Company.

**(7) Off Statement of Financial Condition Risk**

APS Financial is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, APS Financial is exposed to off statement of financial condition risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. APS Financial and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

APS Financial clears all of its transactions through clearing accounts and is therefore exposed should the clearing broker be unable to fulfill its obligations for securities transactions.

APS Financial deposits its cash with high credit quality institutions. Periodically such balances may exceed applicable FDIC insurance limits.

**(8) Subordinated Liabilities**

APS Financial had no liabilities subordinated to claims of general creditors during the year ended December 31, 2001 and accordingly, no statement of changes in liabilities subordinated to claims of general creditors is presented.

**(9) Profit Sharing Plan**

APS Financial maintains a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over eighteen years old with six months of employment service to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by APS Financial are discretionary. A contribution in the amount of approximately $44,000 was incurred by APS Financial in 2001.

**Schedule 1**

**APS FINANCIAL CORPORATION**

(A Wholly Owned Subsidiary of APS Investment Services, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | $ | 1,243,770 |
| Less: | | |
| Nonallowable assets: | | |
| Furniture and equipment, net | | 67,537 |
| Deferred tax asset, net | | 39,189 |
| Other nonallowable assets | | 399,874 |
| Net capital before haircuts on securities | | 737,170 |
| Haircuts on securities, including undue concentration | | 25,252 |
| Net capital | $ | 711,918 |
| Aggregate indebtedness: | | |
| Total liabilities | $ | 2,370,082 |
| Payables to clearing organization | | 185,408 |
| Aggregate indebtedness | $ | 2,184,674 |
| Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $100,000) | $ | 145,645 |
| Net capital in excess of minimum requirement | $ | 566,272 |
| Ratio of aggregate indebtedness to net capital | | 3.07 to 1 |

A reconciliation between APS Financial's computation (included in Part II of Form X-17A-5 as of December 31, 2001) of audited net capital and the net capital computation per above is not necessary because no material differences exist as of December 31, 2001.

See accompanying independent auditors' report.

**Schedule 2**

**APS FINANCIAL CORPORATION**

(A Wholly-Owned Subsidiary of APS Investment Services, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

**Computation for Determination of Reserve Requirement**

APS Financial is exempt from the reserve requirements and the related computations for the determination thereof under Rule 15c3-3 under the Securities and Exchange Act of 1934 as APS Financial carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

During the year ended December 31, 2001, the Corporation has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

**Information Relating to Possession or Control Requirements**

APS Financial did not hold funds or securities for, or owe money or securities to, customers as of December 31, 2001; all customer funds and securities are transmitted to a clearing broker. Therefore, possession or control requirements under Rule 15c3-3 do not apply.

See accompanying independent auditors' report.



111 Congress Avenue
Suite 1100
Austin, TX 78701

Telephone 512 320 5200
Fax 512 320 5100

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5**

To the Board of Directors
APS Financial Corporation:

In planning and performing our audit of the financial statements and schedules of APS Financial Corporation (the Company) as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.







Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 2, 2002



**APS FINANCIAL CORPORATION**

(A Wholly Owned Subsidiary of APS Investment Services, Inc.)

Financial Statements, Schedules and Other Information

December 31, 2001

(With Independent Auditors' Report Thereon)